Exhibit 99.1

NEWS RELEASE

March 24, 2014	Release 03- 2014

WESTERN COPPER AND GOLD FILES YEAR-END FINANCIAL REPORTS

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) has released its financial results for the year ended December 31, 2013.

This news release should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013, and the notes thereto, and management’s discussion & analysis (“MD&A”) for the year ended December 31, 2013. All figures in Canadian dollars (“$”).

FINANCIAL POSITION

As at December 31, 2013, Western had $22.4 million in working capital, including $23.2 million in cash and cash equivalents and short-term investments. This compares with $32.3 million in working capital, including $33.5 million in cash and cash equivalents as at December 31, 2012. During 2013, the Company spent $1.1 million on operating activities and $9.4 million on advancing the Casino Project. Western believes that its current working capital balance will be sufficient to complete the permitting and engineering of the Casino mine.

CASINO PROJECT

The Company’s permitting efforts over the past few years culminated with the submission of the Casino Project Proposal to YESAB for assessment in January 2014. This assessment process involves several steps after the submission of the Project Proposal concluding with the issuance of a Decision Document by YESAB. Once the Project receives the Decision Document, the next step is obtaining a Quartz Mining License (“QML”). The QML would allow the Company to begin construction of the mine. Western expects the timeline from the submission of the Project Proposal to YESAB to the issuance of the Quartz Mining License to be approximately 24 months. The final significant permit following the issue of the QML is the Yukon Water License.

The Casino Project is located primarily within Selkirk First Nation’s Traditional Territory. On March 12, 2014, Western and Selkirk First Nation announced that they have entered into an agreement relating to the Casino Project. The agreement commits the parties to work cooperatively to review, evaluate and discuss the Casino Project, provides for the establishment of a technical working group, and lays the foundation for establishing future agreements and protocols relating to the Project.

In 2014, the Company plans to continue working with regulatory authorities, First Nation, Territorial and Federal governments, and local communities to advance the Casino Project through the permitting phase and to ensure that the various concerns of stakeholders are addressed.

The Company also expects to continue to develop certain key engineering aspects of the project in 2014, particularly in regards to power supply, LNG supply chain, and project execution planning.

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FILINGS

The Company filed its annual information form, audited consolidated financial statements and MD&A for the year ended December 31, 2013 with the appropriate Canadian regulatory bodies on March 21, 2014. These filings are available for viewing on SEDAR at www.sedar.com.

The Company also filed its Form 40-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2013 on March 21, 2014. Western’s Form 40-F is available for viewing and retrieval through EDGAR at www.sec.gov/edgar.shtml.

The filings described above are available on the Company’s website: www.westerncopperandgold.com. Western will also provide a copy of the filings to any shareholder, without charge, upon request. Requests may be made by email, telephone, or regular mail.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world’s largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Investor Relations’ Chris Donaldson or Julie Kim Pelly, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology. Forward-looking statements and information herein include, but are not limited to: the existence and size of the mineral deposit at Casino; estimated timeframes and costs to obtain permits, including the QML. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking information in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements and information are based on Western’s or its consultants’ current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, the timing, costs, and success in obtaining of permitting and approvals, including the QML; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable and is based upon practices and methodologies which are consistent with industry standards; and the continued financing of Western’s operations. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

TSX: WRN
2	NYSE MKT: WRN